May 12, 2006

By Fax and Federal Express

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D. C. 20549

Dear Mr. Decker:

The following is in response to your letter, dated April 4, 2006, regarding the Nalco Holdings LLC (‘‘we,’’ ‘‘Nalco’’ or the ‘‘Company’’) Form 10-K for the fiscal year ended December 31, 2005 (the ‘‘Form 10-K’’). Thank you for your kind patience as we have been preparing this response; we appreciate the additional time.

As requested in your letter, we have set forth below the Company’s response to your comments, each of such responses keyed to the individual comment to which the response is directed. With respect to your comments requesting future compliance, we confirm that we will comply with these comments in all future filings.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in its filings,

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended December 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

For those comments that request additional disclosures or other revisions to be made, our responses below include descriptions or examples of the revisions. The additional disclosures or other revisions will also be included in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

2.	Please discuss and analyze with quantification the business reasons for the changes between periods in your segments based on ‘‘direct contribution’’ given that you evaluate the performance of your segments based on ‘‘direct contribution’’. Please also discuss with quantification the business reasons for the changes between periods in the administrative expenses line item shown in the reconciliation table of the segment footnote.

In our future filings, we will discuss and analyze with quantification the business reasons for the changes between periods in our segments based on ‘‘direct contribution’’ given that we evaluate the performance of our segments based on that measure of profitability. We will also discuss with quantification the business reasons for the changes between periods in the administrative expenses line item shown in the reconciliation table of the segment footnote.

We plan to structure our discussion and analysis of operations in the following manner in future filings:

•	Discussion and analysis of consolidated results of operations:

•	Net sales.

•	Gross profit.

•	Selling, administrative and research expenses. (This discussion and analysis will include the business reasons for the changes between periods in administrative expenses.)

•	Amortization of intangible assets.

•	Business optimization expenses.

•	Other income (expense), net.

•	Net interest expense.

•	Effective tax rate.

•	Minority interest.

•	Discussion and analysis of segment results of operations:

•	Tabular presentation of net sales by segment for the periods, with quantification of changes attributable to changes in translation rates, acquisitions/divestitures, and operations.

•	Tabular presentation of direct contribution by segment for the periods, with quantification of changes attributable to changes in translation rates, acquisitions/divestitures, and operations.

•	Discussion and analysis of the business reasons for the changes in net sales and direct contribution for each segment.

Financial Statements

3.	Please disclose the types of expenses that you include in the cost of product sold line item and the types of expenses that you include in the selling, administrative and research expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of product sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of product sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of product sold and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, administrative and research expenses.

The cost of product sold line item in our consolidated statements of operations includes the cost of inventory (materials and conversion costs) sold to customers, shipping and handling costs, and certain warehousing costs. It also includes inbound freight charges, purchasing and receiving costs, packaging, quality assurance costs, internal transfer costs, and the other costs of our distribution network. It also includes supply chain administration, safety, health and environmental administration, and the costs of labor for the services provided, whether as saleable services or as part of a multiple deliverables arrangement. Please refer to comment 15 below for additional information regarding our services.

Selling expenses include the cost of our sales force and marketing staff and their related expenses. Administrative expenses include the cost of support functions, including information technology, finance, human resources and legal, as well as expenses for support facilities, executive management and management incentive plans. Research expenses include the cost of our research and development personnel and their related expenses, including research facilities in the United States, the Netherlands and Singapore.

We will include this information in our Significant Accounting Policies note in future filings.

Consolidated and Combined Statements of Operations, page 58

4.	Under Business you disclosed that you have the broadest product portfolio in your industry and on pages 5 through 13 you disclosed the various products and services that you offer. If sales from products or services represent more than 10% of sales, please separately state these sales and cost of sales in the Consolidated Statements of Earnings in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X.

While Nalco discloses various products and services offered, services do not represent more than 10% of our offerings. Please refer to comment 15 below for additional information regarding our products and services.

Consolidated and Combined Statements of Cash Flows, page 60

5.	You disclosed business purchases and sales on a net basis in your statements of cash flows. Please present the cash receipts and cash disbursements associated with the sale and purchase of businesses on a gross basis in accordance with paragraph 11 of SFAS 95.

For the year ended December 31, 2004, there were no businesses sold, so the $2.3 million use of cash reported for that period represented the gross amount of cash disbursements for businesses purchased. For the Predecessor company during the period from January 1, 2003 through November 3, 2003, $13.3 million of cash was received from the sale of businesses and $23.4 million was paid for the purchase of businesses. These amounts were disclosed in Note 4 – Acquisitions and Divestitures.

In future filings, if the amounts are material, we will present the cash receipts and cash disbursements associated with the sale and purchase of businesses on a gross basis in accordance with paragraph 11 of SFAS 95. In addition, we will continue to discuss material purchases and sales of businesses, including amounts involved, in the footnotes to our financial statements.

6.	You disclosed on page 70 that you repurchased $100.7 million in receivables previously sold in October 2003. Please tell us if you treated this repurchase as an operating cash outflow or an investing cash outflow and your basis under generally accepted accounting principles for your treatment. Please also tell us whether subsequent collections on the receivables repurchased were classified as operating or investing cash inflows and quantify the amounts recorded in each period. Please explain your basis for that classification as well.

The Predecessor’s October 2003 repurchase of $100.7 million of trade accounts receivable that had been previously sold was classified as an operating cash outflow. We disclosed this classification in the last paragraph of Note 5 – Securitization of Accounts Receivable. The receivables had been the direct result of the sale of the Company’s products to its customers. The receivables were not acquired as investments, and since they were not securitized, they were not a debt security as defined by paragraph 137 of SFAS 115. For the same reasons, the subsequent collections on the repurchased receivables were classified as operating cash inflows. Because those receivables were commingled with all other trade accounts receivable, it is not possible to quantify the amount of cash inflows in each period.

Note 2 – Basis of Presentation, page 62

7.	You revised the estimated useful life of the customer relationship intangible asset from 10 years to 16 years based on updated information from independent appraisers. Please describe the updated information that you received from the appraisers. Please also tell us the factors that you considered in assuming a 16 year useful life for the customer relationship intangible asset. Specifically address the factors that lead you to believe that the customer relationships will generate cash flows over their 16 year useful life and that any contracts are renewable without substantial costs. Please refer to SFAS 141, EITF 02-17 and EITF 03-09. In addition, please tell us if you maintain records and controls to compare the actual and estimated attrition for each material customer group acquired throughout its economic life, and whether you revise accounting estimates on a timely basis when adverse trends develop. Please refer to paragraphs 12-14 of SFAS 142.

In valuing the customer relationship intangible asset and assigning it an estimated useful life, we considered the guidance in SFAS 141, EITF 02-17 and EITF 03-09. The 10-year estimated life initially assigned to the customer relationship intangible asset was based on a preliminary analysis used only for the period from November 4, 2003 through December 31, 2003. The process of allocating the Acquisition purchase price was not completed at that time and continued into 2004, as additional historical customer data, including customer attrition, was collected and provided to the independent appraiser to aid in their valuation.

To estimate the remaining useful life of our approximately 65,000 active customers as of the valuation date, the independent appraiser utilized empirical data for 2003. Based on this information, the appraiser found the annual attrition rate of customers to be 17.1%. When the appraiser issued the final results of its valuation, they found that using this annual attrition rate, the percentage of original customer relationships revenue remaining over time would be approximately 5% after 16 years and 2% after 20 years. As a result, they believed a reasonable estimate of the remaining useful life for the customer relationship intangible asset to be 16 to 20 years.

Our customer portfolio is well diversified, with no single customer accounting for more than 3% of revenues. Long-term customer contracts represent an immaterial portion of revenues, and the vast majority of our customers do business on a year-to-year basis. Our customers tend to be risk averse, with a low tolerance for the potentially adverse effects of switching suppliers. As such, the majority of our customers have been patrons for several years.

Records are maintained to compare the actual and estimated attrition for the group of customers acquired. Given the large portfolio of customers acquired and the fact that the majority of our customers have had relationships with us for several years, we do not expect a significant change in the estimated economic life of the customer relationship intangible asset. However, we will continue to monitor the actual attrition rate of the customer group acquired and revise our accounting estimates on a timely basis if adverse trends develop.

8.	You disclosed that you valued the patents and developed technology acquired using the relief of royalty approach based on the royalty that you would be willing to pay to a third party for certain rights. Please demonstrate to us that the relief of royalty method used reflects the full value of ownership of the patents and developed technology and not just the value to a licensee paying a royalty for certain rights. Please also demonstrate that the value allocated to these assets was based on what a market participant would be willing to pay for the royalty as opposed to what you would be willing to pay as a royalty. Please refer to SFAS 141.

Although disclosed as a relief of royalty approach (an income approach), the methodology used to value patents and developed technology can be more accurately described as a variation of the income approach known as the incremental profit approach, wherein the present value of the incremental gross profit expected over the remaining useful life for each of the identified technologies is computed. This incremental gross profit stems from the competitive advantage enjoyed by the Company due to its superior technology. The fair value of each of the developed technologies was computed using the following procedure:

•	Estimate future revenue and gross margins attributable to the technology;

•	Compute the difference in gross margin between the subject products and the Company’s generic products;

•	Apportion the incremental gross margin between a hypothetical licensor and licensee of the technology, based on an assessment of the relative risk borne by each;

•	Apply the incremental gross margin apportioned to the hypothetical licensee to the corresponding revenue to estimate gross profit;

•	Discount the forecasted after-tax gross profits to present value using an appropriate rate of return; and

•	Adjust the present value for income tax savings as a result of amortization.

It is our understanding that the incremental profit approach is commonly used by the valuation community in valuing patents and developed technology. We believe this method reflects the full value of ownership of the patents and developed technology and not just the value to a licensee paying a royalty for certain rights, and that the value allocated to these assets was based on what a market participant would be willing to pay for the royalty as opposed to what we would be willing to pay as a royalty.

9.	You made references to the use of independent appraisers to obtain valuations for property, plant and equipment and customer relationships intangibles. You also made references to the use of independent actuaries to determine your projected benefit obligation and other post-retirement obligations. Please disclose in the filing the names of the independent appraisers and actuaries.

As permitted by paragraph 36 of SFAS 141, we engaged independent actuaries and appraisers to aid us in the determination of the estimated fair values of assets acquired and liabilities assumed. Hewitt Associates LLC of Lincolnshire, IL was engaged to perform the actuarial valuation of our pension and other postretirement benefit obligations, and Appraisal Economics Inc. of Hackensack, NJ was engaged to assist us in valuing our intangible assets and property, plant and equipment. We are responsible for the assumptions and data used in those valuations.

We will include this information in future filings.

10.	Please disclose the effect on net earnings (loss) and the related per share amounts due to the change in estimate in the useful life of your customer relationship intangibles in accordance with paragraph 33 of APB 20 and paragraph 22 of SFAS 154.

The change in the estimated useful life of the customer relationship intangible asset from 10 years to 16 years occurred in the first quarter of 2004, which was during the one-year period that the purchase price of the Company was being allocated. As noted in our response to comment 7 above, the 10-year estimated life initially assigned to the customer relationship intangible asset was based on a preliminary analysis and was used only for the period from November 4, 2003 through December 31, 2003, and the notes to our 2003 consolidated financial statements indicated that the 10-year estimated life was preliminary. The 16-year estimated life was finalized in the first quarter of 2004 and, therefore, was used to determine amortization expense for the entire year ended December 31, 2004.

The effect of using a 16-year estimated life rather than a 10-year estimated life for the amortization of the customer relationship intangible asset for the period from November 4, 2003 through December 31, 2003 was approximately $0.5 million. Since we are a LLC, per share amounts are not applicable. We considered this to be immaterial and, therefore, did not disclose it.

Note 3 – Summary of Significant Accounting Policies, page 66

Inventory Valuation, page 67

11.	Given that you had inventory write-offs of $9,000,000 during the nine months ended September 30, 2005, please tell us how you determined that your provision for obsolete inventory was sufficient as of December 31, 2005. Please also disclose your accounting policy for determining reserves for obsolete inventory.

The inventory write-offs of $9.0 million were the result of an initiative by the Company to ensure that inventories at customer sites around the world were properly valued. The write-offs were not the result of obsolescence; rather, they resulted from differences between the recorded inventories at customer sites and the physical inventories. These differences occurred over a long period of time, and Company management has taken corrective actions to remedy the root causes of these differences to ensure that a write-off of this nature does not recur. We considered the guidance of SAB Topic 1:M in evaluating the quantitative and qualitative materiality of the write-offs, and we concluded that prior periods were not materially misstated and that no restatements were required. Inventories at customer sites represent slightly more than 15% of total inventories at December 31, 2005.

Our accounting policy for determining reserves for obsolete inventory is to fully reserve for all inventories with no activity for 12 months or more. Historically, the Company has not incurred material adjustments for inventory obsolescence.

12.	You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use the LIFO method for in the US, and tell us separately for each country why you do not use the LIFO method for your inventories in that country. If you are permitted to use the LIFO method in that country, please tell us why your selective use of LIFO for similar types of inventories is appropriate.

Inventories in the United States, which represented 44% of consolidated inventories at December 31, 2005, are valued using the LIFO method. The remaining 56% of consolidated inventories are outside of the United States, and are valued using the average cost or FIFO method. There is no dissimilarity between the types of inventories in the United States and the types of inventories outside the United States.

The LIFO method was adopted by the Predecessor for inventories in the United States over 30 years ago and the Company believed at the time of the Acquisition that it was appropriate to continue to use the LIFO method for this inventory. Most of the countries outside of the United States where we have subsidiaries do not permit the use of LIFO. To the best of our knowledge, there are only eight countries where we have subsidiaries (Canada, China, Indonesia, South Korea, Malaysia, Mexico, Netherlands, and Spain) that permit the use of LIFO.

Following is the dollar amount of inventory in each of these countries and the percentage of consolidated inventories at December 31, 2005 that each represents. Due to the sensitive nature of this data, we have designated these countries as Country A, Country B, etc.

(dollars in millions)	Amount	%
Country A	$8.9	2.9%
Country B	8.5	2.7%
Country C	8.2	2.6%
Country D	6.9	2.2%
Country E	6.7	2.1%
Country F	4.3	1.4%
Country G	2.9	0.9%
Country H	2.1	0.7%
	$48.5	15.5%

We have not adopted the LIFO method of inventory valuation in those countries where our subsidiaries would be permitted to use LIFO due to the relatively minor amount that their inventories represent as a percentage of the consolidated inventory value.

13.	Under Risk factors you disclosed that you have experienced difficulty in securing supply of certain raw materials. You also disclosed that certain vendors have proportionately reduced the amount of raw material supplied to you in comparison to historical levels. Please disclose the effect on net earnings (loss) of any liquidation of LIFO inventory layers in accordance with SAB Topic 11:F and the AICPA’s Issues Paper on LIFO Inventory Liquidations.

During the year ended December 31, 2005, LIFO inventory layers were liquidated. The effect of the liquidation on earnings before income taxes was $1.0 million, but this amount was not disclosed because we deemed the impact to be immaterial.

We are aware of the requirements to disclose the effect of LIFO liquidations on earnings in accordance with SAB Topic 11:F, and we will disclose the impact of any future liquidation that materially affects earnings.

Intangibles, page 67

14.	You disclosed that you amortize customer intangibles using an accelerated method. Please disclose which accelerated method was used for amortizing customer intangibles.

According to paragraph 12 of SFAS 142, the method used to amortize an intangible asset should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used.

We are using a declining-balance method to amortize the customer relationship intangible asset. This amortization method considers the expected rate of customer attrition of approximately 17%, which was based on historical attrition data that was also used in estimating the fair value of the customer relationship intangible acquired. An amortization schedule was prepared, amortizing 17% of the unamortized balance as of the beginning of each year. Using this approach, 95% of the customer relationship intangible was amortized after 16 years. The remaining 5% of the original value of the asset is being amortized over the 16-year estimated life based on the proportional annual amortization of the other 95% of the original asset value.

We believe this method reflects the pattern in which economic benefits are derived from the customer relationship intangible asset, and we considered it to be the appropriate method versus the straight-line method.

Revenue Recognition, page 68

15.	You disclosed that you recognize revenue from the sale of products at the time that ownership and all risks of loss have been transferred to the buyer, which is generally upon shipment. Please disclose the circumstances under which you recognize revenue other than when a product is shipped to customers. Please also disclose any significant estimates used to recognize revenue under these circumstances, your historical experience in estimating sales under these circumstances and the related revenue recognition accounting policy in these instances. Please refer to SAB Topic 13:A for guidance.

Nalco sells chemicals, equipment and services to its customers. These offerings are provided to our customers using various commercial arrangements. We are providing additional information regarding our offerings and commercial arrangements to supplement the Staff’s understanding. More condensed information will be included in future filings to enhance an investor’s understanding.

Significant estimates used in recognizing revenues include: (1) the delay between the time that chemicals/equipment are shipped and when they are received by customers and title transfers and (2) the credit memos to be issued in subsequent periods. For the year ended December 31, 2005, we made year-end adjustments of approximately $23 million in revenues related to these estimates.

To facilitate an understanding of Nalco’s business, the following is a brief explanation of the three elements that comprise Nalco’s offerings:

Chemicals:    Our chemicals are developed, formulated and manufactured to meet specific customer needs. They are designed to help our customers maintain a high level of operating performance and efficiency in their facilities, improve the quality of customers’ end products, or help customers meet environmental discharge limits in a cost-effective way.

Equipment:    With the exception of a small number of proprietary products, such as 3D TRASAR, the equipment sold or leased to customers under contracts are products that are readily available on the market. They are usually of small dollar value. The application knowledge is the primary value added by Nalco in equipment sales. Some of the equipment sold by Nalco are pumps, bulk storage tanks, controllers, reverse-osmosis skids, filters, and test kits. Most equipment sold to customers is purchased from third-party suppliers.

Services:    The services provided by Nalco can be divided as follows: i) on-site technical expertise where differences in customer equipment and processes drive substantial variation in the application of our chemicals and the individual programs we create, and ii) saleable services such as chemical cleaning for customers’ equipment, Environmental Hygiene Services, analytical services, and ‘‘Aquachecks’’.

The following discussion includes a description of the most common commercial arrangements used by the Company for sales of chemicals/equipment, services, multiple deliverables, and 3D TRASAR controllers. The discussion also includes our policy for recognizing revenues for these offerings and arrangements.

Sales of chemicals/equipment

Some of our customers look to us for chemicals/equipment only, and no services are provided.

Ship-and-Bill arrangements – Following the receipt of a purchase order from the customer, Nalco invoices the customer at the time that the chemicals/equipment are shipped, based on agreed pricing and volume of chemicals shipped or units of equipment shipped. At the end of each period, for those shipments where title to the product and the risks of loss and rewards of ownership do not transfer until the product has been received by the customer, adjustments to revenues and cost of product sold are made to account for the delay between the time that the chemicals/equipment are shipped and when they are received by the customer.

The revenue is recognized when all four criteria for revenue recognition have been met in accordance with SAB Topic 13:A. Revenue relating to the provision of chemicals/equipment is recognized when the products are shipped and title to the products transfer to the customers. The Company’s sales policy does not provide for general rights of return and does not contain customer acceptance clauses.

Usage with Level billing arrangements – At the beginning of the contractual relationship, Nalco prepares an estimate of the chemicals that will be used by the customer is done. As agreed with the customer, a fixed amount is invoiced based on this estimate on a monthly basis. At the end of each quarter, Nalco performs reconciliations of the actual amount of chemicals used by the customer and bills the customer for products actually used on site during that period. Ownership of any inventory at the customer site that is not consumed in the customer’s operations in a particular period remains with the Company on a consigned basis. Revenue is recognized based on the invoices to the customers, with a quarterly true-up to reflect actual usage.

Fixed-Fee arrangements – At the beginning of the contractual relationship, Nalco prepares an estimate of the chemicals that will be used by the customer during the contractual period, which is usually twelve months. A fixed amount is automatically invoiced to the customer on a periodic basis, typically monthly. Ownership of any inventory at the customer site that is not consumed in the customer’s operations in a particular period remains with the Company on a consigned basis. Revenue is recognized on a ratable basis over the contractual period, which is generally consistent with the usage of chemicals by the customer.

For the three aforementioned arrangements, the Company also records estimated reserves for anticipated non-collectible accounts and for product returns and other credits at the time of sale.

Under these arrangements, as part of the sales cycle for our chemical programs, our technical and sales representatives may visit our customers’ facilities to develop and monitor the chemical programs. Typically, there is no contractual obligation for these visits, nor are there any penalties for not visiting the customer sites. During these visits, our employees are performing routine testing activities to ensure that our chemical products’ functionalities are having the desired effect on the customers’ equipment (e.g., boilers, chillers and water treatment plants). In the majority of instances, our customers perform the on-going application of the chemicals. At the same time, the sales representatives will investigate and determine whether the customers have needs for additional applications from Nalco. We consider our technical and sales representatives’ activities in this regard to be an integral and inherent part of our selling process and not a separate deliverable for revenue recognition purposes.

Sales of services

Some of our customers look to us for our technical expertise only, without the purchase of chemicals/equipment. We offer specialized services designed to assess, control, and reduce risk from water-borne pathogens such as Legionella, and we provide other technical and analytical services.

Nalco invoices for its services using various commercial arrangements, but the following three types of arrangements are the most common. Sales of services using other arrangements are not material.

Perform-and-Bill arrangements – Revenue relating to the provision of these services is recognized according to the specific-performance method. Nalco recognizes revenue in the same period that the related service is performed, based on the agreed pricing, which can be either a price per hour or a fixed fee.

Fixed-Fee arrangements – At the beginning of the contractual relationship, Nalco estimates the saleable service that will be performed during a given period, usually twelve months. A fixed amount is automatically invoiced to the customer on a periodic basis. Some of these services may be billed monthly, quarterly, or annually, either in arrears or in advance of the services provided. Because an unspecified number of similar acts are performed within a fixed period of performance, revenue is recognized ratably over the period of performance.

Time and Material arrangements – The fee with the customer is structured on a time and material basis. Revenue is recognized in the same period that the work is completed.

For the three aforementioned arrangements, the Company also records estimated reserves for anticipated non-collectible accounts and credit memos at the time that revenue is recognized.

During the year ended December 31, 2005, Nalco generated revenues from services of $267.5 million, which represents 8.1% of Nalco’s consolidated net sales, which is below the 10% indicated in Rule 5-03(b) of Regulation S-X. The percentage has always been below the 10% threshold. As permitted by the Rule, we have combined revenues from services with product revenues in our disclosure.

Sales of multiple deliverables

In certain arrangements, which are usually reserved for our largest customers, Nalco provides some combination or all of the following deliverables:

•	Delivery of chemicals

•	Use of equipment

In this instance, Nalco usually remains the owner of the equipment at the customer site. At the end of the contractual relationship, the equipment is either recovered or sold to the customer or a competitor.

•	On-site technical expertise

For customers who purchase large volumes of chemicals, our representatives may have a regular presence at the customers’ facilities, served under a contract. Over time, they have gained a true expertise in the particular production/water treatment process at the customer’s facility and are able to selectively apply Nalco’s specific chemical programs given the customer environment (water quality, equipment type, etc.). The regular presence of the representative permits us to closely track the results of the program and to make modifications to the program as necessary for the highest efficiency.

The following two types of commercial arrangements are the most commonly used for the sale of multiple deliverables:

Production-based arrangements – Nalco’s billing is based on a customer’s production-based formula (e.g., dollars per ton of paper produced) within certain technical parameters. Nalco will use a combination of its service chemicals, on-site technical expertise, and equipment to satisfy the customer requirement. The chemicals and equipment used and on-site technical expertise required are highly correlated with the customer’s production. Revenue is recognized monthly based on the production-based formula.

Usage-based arrangements – These contracts are invoiced according to the consumption of chemicals by the customers; the agreed price by kg/lb of chemical consumed also comprises the availability of on-site expertise and the use of equipment to satisfy the customer requirement. Revenue is recognized monthly based on the usage-based formula.

Both of these multiple deliverable arrangements are within the scope of EITF 00-21. We have analyzed the equipment and services components of these arrangements against the three criteria that paragraph 9 of EITF 00-21 establishes for a deliverable to qualify as a separate unit of accounting:

•	The delivered item has standalone value.

•	The vendor has objective and reliable evidence of fair value of the undelivered item(s).

•	The customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is probable and substantially within the vendor’s control.

With regard to the equipment component of these arrangements, as noted above, Nalco usually remains the owner of the equipment. Given the relatively low value of the equipment that is ‘‘rented’’ to the customer as part of these arrangements, and their relatively small size that makes their tracking very difficult, it would be impossible for our customers to find vendors willing to rent or lease such equipment on a standalone basis. There is neither a real market nor a fair value for that deliverable, and Nalco’s readiness to remain the owner of the equipment during the contract’s duration is explained by the larger benefit it derives from the overall program.

With regard to the service component of these arrangements, the application knowledge provided by our technical and sales representatives is specific to Nalco’s chemicals, as they are only trained and able to answer a technical challenge with a Nalco chemical answer. These application services cannot be disassociated from the chemicals sold under these arrangements. Because the expertise in applying Nalco’s products is not available on the market, there is no objective and reliable evidence of the fair value of these services. Therefore, the delivery of our service chemicals and the expertise in their application should be accounted for as a single unit of accounting, and revenues are recognized as described above.

Sales of 3D TRASAR controllers

Although the sale of equipment to our customers results in the recognition of revenue when all four criteria for revenue recognition have been met, we have determined that the sales of our 3D TRASAR controllers did not meet all the criteria identified in EITF 00-21 to be considered a separate unit of accounting. Our 3D TRASAR controllers must be used in combination with certain of our proprietary chemicals; therefore, the controllers do not have value to our customers on a standalone basis. As a result, revenues and profits from the sale of these controllers are deferred and recognized over a four-year period, the estimated period that the related deliverables (chemicals and service) are to be provided. During the year ended December 31, 2005, we deferred approximately $2.0 million of revenue from the sales of our 3D TRASAR controllers.

16.	Under Business you disclose various services that you offer customers. Please disclose how you recognize revenue for each of your services. See also SAB Topic 13:A. Please also tell us more about your sales and services contracts with your customers including whether any of your contracts are for multiple services. To the extent that you have any multiple service contracts, please tell us what considerations you have given to EITF 00-21 in recognizing revenue.

Please refer to our discussion in our response to comment 15 above.

17.	In your critical accounting policies you disclosed that contract billings are reviewed as part of the revenue recognition process to align the periodic billings with services performed. Please disclose your revenue recognition policy for contract billings in the notes to the financial statements. In doing so, please also disclose whether or not you assume a profit component related to unapproved change orders.

Note 3 – Summary of Significant Accounting Policies discloses our revenue recognition policy for all revenues, regardless of the billing arrangement (i.e., non-contract billings and contract billings). In critical accounting policies, we have also disclosed our revenue recognition policy for all revenues; however, we have unnecessarily separated non-contract billings and contract billings. There is no difference in our revenue recognition policy for both billing arrangements. In future filings, we will eliminate any distinction between non-contract billings and contract billings in our revenue recognition disclosure in critical accounting policies. We believe this will help an investor understand our revenue recognition policy.

Our contracts with customers are to provide integrated water treatment and process improvement services, chemicals and equipment programs. They are not within the scope of ARB 45 or SOP 81-1, and change orders are not made to these contracts. Accordingly, there is no need to consider a profit component related to unapproved change orders.

18.	Please disclose your accounting policy for establishing reserves for product returns, and billing and price adjustments. See SFAS 48.

It is the Company’s accounting policy to record estimated reserves for product returns and billing and price adjustments at the time of sale. We will disclose this accounting policy in future filings.

Note 4 – Acquisitions and Divestitures, page 69

19.	Paragraph 16 of APB 18 specifies that the equity accounting method best reflects the underlying nature of investments in joint ventures. Please tell us the factors that lead you to conclude that you exercise control over the joint venture with Katayama Nalco and that consolidation of this joint venture in your financial statements is appropriate. Please also tell us the amount of revenues of Katayama Nalco in 2004 and 2005 and the total assets, debt and shareholders’ equity of Katayama Nalco at December 31, 2005 and December 31, 2004.

We own 50.1% of the voting stock of Katayama Nalco Inc., and in our decision to consolidate that entity, we considered paragraph 2 of SFAS 94, which states that ‘‘the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition pointing toward consolidation.’’

We also considered the guidance in EITF Issue 96-16, ‘‘Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,’’ and we concluded that we exercise control over Katayama Nalco Inc.

Revenues of Katayama Nalco for 2004 and 2005 and total assets, debt and shareholders’ equity of Katayama Nalco at December 31, 2005 and December 31, 2004, were no greater than 3% of the consolidated totals for the respective financial statement captions.

Note 13 – Leases, page 79

20.	Please disclose the reasons for the difference between the rent expense incurred over the last year and the annual minimum lease payments due over the next five years. Please also disclose the information regarding your operating leases required by paragraphs 16(c) and (d) of SFAS 13. Please also tell us if minimum lease payments that are adjusted based on an index, such as the consumer price index, are computed based on the index that existed at the inception of the lease. Please refer to paragraph 5(n) of SFAS 13, as amended by SFAS 29, for guidance.

As we have disclosed, the Company leases administrative, research, manufacturing, and warehouse facilities and data processing and other equipment. Rent expense incurred over the last year differs from the annual minimum lease payments due over the next five years primarily because, as we have disclosed in Note 13 – Leases, our annual minimum lease payment disclosure is only related to facilities. In our contractual obligations and commitments disclosure on page 50 of our Form 10-K, we have also noted that our operating lease obligations relate only to facilities, and that the commitments for vehicles and equipment are not readily available. We believe that a substantial portion of the lease obligations for vehicles and equipment would not have initial or remaining terms of greater than one year and would be excluded from the disclosure. For those leases not included in the disclosure that have initial or remaining lease terms greater than one year, we do not believe the benefit of including this data would justify the cost of compiling it.

Contingent rentals and sublease rentals have not been disclosed due to immateriality. We have disclosed information required by paragraph 16(d) of SFAS 13 related to the lease of our corporate headquarters and research facility in Note 14 – Sale-Leaseback Transaction. There are no other significant leases that would warrant the disclosures required by paragraph 16(d) of SFAS 13.

Minimum lease payments disclosed in Note 13 that are adjusted based on an index have not been computed based on the index that existed at the inception of the lease. Of the $284.5 million of minimum lease payments disclosed, $238.1 million relates to the lease of our corporate headquarters and research facility. That lease does not include an adjustment based on an index. We do not believe the remaining $46.4 million would be materially different if those minimum lease payments that are adjusted based on an index were computed based on the index that existed at the inception of the lease.

Note 21 – Summary of Other Income (Expense), page 92

21.	Given that the Suez management fees, sponsor monitoring fees, the sponsor monitoring agreement termination fee and the loss on sale of your South African subsidiary appear to be operating expenses, please tell us why these expenses were not included in operating income. Please refer to Rule 5-03 of Regulation S-X and paragraph 45 of SFAS 144.

The Suez management fees were the result of ownership by our former shareholder, Suez, and the Sponsor monitoring fees and monitoring agreement termination fee were the result of ownership by our Sponsors. Prior to its ownership by Suez, the Company had not incurred a similar expense, and it has not incurred a similar expense subsequent to the termination of the monitoring agreement. Therefore, we did not believe these fees should be included in measuring the Company’s operating earnings (loss), since they would greatly affect comparability to subsequent periods. We also believe these fees have greater visibility in our financial statements by classifying them in other income (expense), where they are disclosed in Note 21 – Summary of Other Income (Expense), as well as Note 22 – Related Party Transactions.

Based on the guidance in paragraph 45 of SFAS 144, we agree that including the loss on the sale of our South African subsidiary in ‘‘operating earnings (loss)’’ would have been more appropriate. We believe that we have adequately disclosed in Note 21 the loss on the sale of our South African subsidiary and its classification. However, we will classify any material future gains/losses on asset disposals in operating income.

Note 22 – Related Party Transactions, page 92

22.	Please describe the nature and the business purpose of the receivable transaction with the former shareholder. Please also disclose the terms of the receivable due from the former shareholder, including the due dates of the receivable, amounts due, the manner of settlement and a description and the amount of any collateral. Please refer to paragraph 2 of SFAS 57.

Paragraph 24(f) of SFAS 57 defines a related party as ‘‘affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests.  Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.’’

The nature of the receivable transaction with the former shareholder is described in Note 9 – Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement With

Suez. The Reimbursement Agreement resulted from negotiations between Suez and our Sponsors as part of our Sponsors’ purchase of Nalco from Suez. Suez was not deemed to be a related party in this transaction, since it was not the Company’s owner and did not meet any of the other definitions of a related party at the time the transaction was consummated.

23.	Please tell us why the receivable due from the shareholder decreased $14,000,000 from $87,200,000 in 2004 to $73,200,000 in 2005 and $30,100,000 from $117,300,000 in 2003 to $87,200,000 in 2004. Please also tell us where the decrease in the receivable from the former shareholder is classified in the statement of cash flows. Please refer to Rule 4-08 of Regulation S-X which requires the disclosure of material amounts with related parties on the face of the statements of cash flows.

The receivable from former shareholder mostly represents amounts due pursuant to a Reimbursement Agreement between the Company and Suez, the Company’s former shareholder, which was entered into on November 4, 2003, the date the Company was sold by Suez. The receivable also includes amounts related to an indemnity provided by Suez pursuant to the Stock Purchase Agreement for certain income taxes that arise subsequent to the Acquisition and relate to periods prior to November 4, 2003.

The Reimbursement Agreement is described in Note 9 – Contribution Agreement With Profit-Sharing Trust and Reimbursement Agreement With Suez. Interest accreted on the receivable and payments received from Suez are also disclosed in Note 9.

The change in the receivable from former shareholder from December 31, 2003 to December 31, 2005 is detailed in the following table:

(dollars in millions)	Year ended December 31, 2004	Year ended December 31, 2005
Balance at beginning of year	$117.3	$87.2
Interest accretion	7.0	6.2
Reclassify Reimbursement Agreement minimum payment due in following year to ‘‘prepaid expenses and other current assets’’	(19.0)	(16.9)
Additional Reimbursement Agreement payments received	—	(2.5)
Decrease in income tax indemnity	(0.7)	(0.8)
Reclassification of income tax indemnity to ‘‘other noncurrent assets’’	(17.4)	—
Balance at end of year	$87.2	$73.2

The interest accretion and the payments received are classified as operating activities in the caption ‘‘other, net’’ in the statement of cash flows. As noted in the response to comment 22, Suez was not a related party at the time the underlying transactions were consummated. As such, the requirements of Rule 4-08 of Regulation S-X, which requires the disclosure of material amounts with related parties on the face of the statement of cash flows, would not be applicable.

Note 23 – Segment Information, page 93

24.	Please provide the enterprise-wide product line disclosures for each group of similar products and services as required by paragraph 37 of SFAS 131. Enterprise-wide disclosures are appropriate under paragraph 101 of SFAS 131 for all enterprises that offer a range of products and services. This disclosure should include revenues from principal groups of products and services, such as those described under Business on pages 5 through 13.

As disclosed in our response to comment 15, the Company sells chemicals, equipment and services to its customers. These offerings are typically used in water treatment applications to prevent corrosion, contamination and the buildup of harmful deposits, or in production processes to enhance process efficiency and improve our customers’ end products. While our customers use our offerings in many different applications and processes, as described under Business on pages 5 through 13 of our Form 10-K (e.g., boiler and cooling water treatment, mining and mineral processing, oil and natural gas production, petroleum refining, pulp processing, paper processing, etc.), the products we sell are chemicals, equipment and services.

SFAS 131 does not define ‘‘similar’’ products and services. The determination of whether two or more similar products and services are similar and can be combined for purposes of the enterprise-wide disclosures depends on the facts and circumstances of the particular enterprise. For the enterprise-wide disclosures required by paragraph 37 of SFAS 131, we consider the chemicals we sell to be similar. While used in various applications and processes by our customers, all of our chemicals are used to improve our customers’ businesses by increasing production yields, lowering manufacturing costs, extending asset lives and maintaining environmental standards. We consider the equipment we sell (e.g., pumps, bulk storage tanks, controllers, reverse-osmosis skids, filters, etc.) to be similar, since it is used in the feeding, monitoring and controlling of chemicals. The various services we provide (e.g., chemical cleaning for customers’ equipment, environmental hygiene services, analytical services, etc.) are also considered to be similar.

Regulation S-K 101(c)(1)(i) requires a registrant to disclose for each of the last three years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years. We have not disclosed revenues from equipment or services, since each represents less than 10% of consolidated net sales in any of the last three years.

25.	You disclosed that no sales from a single foreign country were material in relation total sales. However, sales in other countries represent 55% of total revenues. In Management’s Discussion and Analysis on page 37, you disclosed that you generated strong results in China, India, Brazil and Russia. In addition, under Business Strategy on page 4, you disclosed that you have focused sales efforts on the high-growth China market, which has resulted in over 25% annual growth in sales since 1999. Please tell us in sufficient detail why you believe the disclosure of sales and long-lived assets data, and sales trends in foreign countries required by paragraph 38 of SFAS 131 is not material. Please also provide us with annual sales data in your top five foreign markets over the last three years.

Paragraph 38 of SFAS 131 requires an enterprise to report revenues from external customers (1) attributed to the enterprise's country of domicile and (2) attributed to all foreign countries in total from which the enterprise derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. It also requires an enterprise to report long-lived assets (1) located in the enterprise's country of domicile and (2) located in all foreign countries in total in which the enterprise holds assets. If assets in an individual foreign country are material, those assets shall be disclosed separately.

Under ‘‘Competitive Strengths’’ on page 3, the geographic diversity of our business is noted. No individual country other than the United States accounted for more than 6.7% of net sales in 2005. Similarly, no individual country accounted for more than 6.1% of total long-lived assets at December 31, 2005. We did not deem those amounts to be material.

Annual sales in our top five non-U.S. markets over the last three years are listed in the following table. Due to the sensitive nature of this data, we have designated these as Country A, Country B, etc.

(dollars in millions)	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Country A	$222.9	$248.1	$238.0
Country B	143.3	128.1	109.5
Country C	128.6	132.5	111.5
Country D	121.1	118.6	99.4
Country E	99.2	N/A	N/A
Country F	N/A	85.9	79.8

26.	Please disclose the type of expenses included in administrative expenses for each period presented, so that readers will better understand the types of amounts not allocated to your segments. Please refer to paragraph 32 of SFAS 131.

Administrative expenses primarily represent the cost of support functions, including information technology, finance, human resources and legal, as well as expenses for support facilities, executive management and management incentive plans.

The above disclosure will be included in our future filings.

Item 9A. Controls and Procedures, page 108

27.	You state that your disclosure controls and procedures were adequate and designed to ensure that material information material to the Company and its consolidated subsidiaries would be made known to the chief executive officer and chief financial officer by others within your entities to allow timely decisions regarding required disclosures. Please revise to disclose without qualification whether your disclosure controls and procedures are effective or not effective.

Our chief executive officer and chief financial officer had concluded that our disclosure controls and procedures were effective as of December 31, 2005. The language used in the evaluation of disclosure controls and procedures was not intended to qualify this conclusion. However, we agree that the disclosure should clearly state whether disclosure controls and procedures are effective or not effective, and our future filings will include such a statement.

Yours truly, Nalco Holdings LLC

Bradley J. Bell Executive Vice President and Chief Financial Officer